



16003422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 2 4 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

_R/\S_

REPORT FOR THE PERIOD BEGINNING __01/01/2015__ AND ENDING __12/31/2015__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

695 North Legacy Ridge Drive Suite 300
                  (No. and Street)

Liberty Lake   WA   99019
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Mann   (509) 747-9144
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP

                  (Name – _if individual, state last, first, middle name_)

999 West Riverside Ave Suite 200   Spokane   WA   99201

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ~~Michael O Nord~~ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Alliant Securities Inc. , as

of December 31, , 20_15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

We have audited the accompanying statements of financial condition of Alliant Securities, Inc. Turner, Nord, Kienbaum (the Company) as of December 31, 2015 and 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedules 1, 2, 3 and 4 is required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information included in Schedules 1, 2, 3 and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

Spokane, Washington
February 22, 2016

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

ASSETS	2015	2014
Cash	$ 119,466	$ 239,630
Receivable from clearing broker	74,579	67,888
Concessions receivable	26,228	24,772
Officer receivable	11,040	-
Deposit and prepaid expense	600	600
Deposits with clearing brokers	260,000	331,000
Property and equipment, net	958	11,183
	$ 492,871	$ 675,073

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 15,786	18,487
Other liabilities	26,228	24,772
Accrued profit sharing plan contribution	87,212	96,673
Accrued payroll	38,701	79,764
Payroll and business taxes payable	2,144	2,577
	170,071	222,273

Stockholders' equity:

Common stock, $50 par value:

Authorized 1,000 shares;

	2015	2014
Issued and outstanding, 667 and 667 shares	33,334	33,334
Additional paid-in capital	182,500	182,500
Retained earnings	106,966	236,966
	322,800	452,800
	$ 492,871	$ 675,073

The accompanying notes are an intergal
part of the financial statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF INCOME
for the years ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Commissions revenue	$ 1,262,866	$ 1,342,968
Investment advisory fees	240,078	206,831
Interest income	5,888	9,646
Other income	69,003	72,695
	1,577,835	1,632,140
Expenses:		
Salesmen salaries and commissions	668,176	727,565
Office salaries	231,312	229,576
Payroll taxes	65,604	64,479
Profit sharing plan contribution	87,538	96,673
Medical insurance	46,181	45,160
Officers' life and disability insurance	2,070	2,071
Telephone and telequote	27,820	29,170
Rent	123,136	122,429
Office supplies and postage	18,611	16,827
Clearing costs	148,275	148,267
Regulatory fees	9,831	10,252
Business and property taxes	23,825	24,600
Dues, licenses and subscriptions	14,588	14,549
Depreciation	10,224	10,233
Equipment rental and maintenance	12,420	12,066
Professional services	27,778	28,417
Corporate insurance	5,000	4,948
Auto and travel expense	37,991	26,717
Meals and entertainment	8,384	10,366
Advertising and promotion	1,816	2,103
Bank and transfer fees	5,208	5,223
Interest expense	517	450
	1,576,305	1,632,141
Income before federal income taxes	1,530	-
Federal income tax expense	1,530	-
Net income	$ -0-	$ -0-

The accompanying notes are an intergral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2015 and 2014

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2014	667	$ 33,334	$ 182,500	$ 336,966	$ 552,800
Dividends paid				(100,000)	(100,000)
Balances, December 31, 2014	667	33,334	182,500	236,966	452,800
Dividends paid				(130,000)	(130,000)
Balances, December 31, 2015	667	$33,334	$182,500	$106,966	$322,800

The accompanying notes are an intergral
part of the financial statements.
Page 4

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,224	$ 10,233
Changes in assets and liabilities:		
Net receivables from clearing broker	(6,690)	59,823
Concessions receivable	(1,456)	(2,131)
DTCC common stock	-	7,338
Accounts payable and other liabilities	(1,245)	619
Accrued profit sharing plan contribution	(9,461)	3,604
Accrued payroll	(41,063)	(13,834)
Payroll and business taxes payable	(433)	(604)
Federal income taxes payable	-	(361)
Net cash provided by (used in) operating activities	(50,124)	64,687
Cash flows from investing activities:		
Officer receivable	(11,040)	12,266
Deposits with clearing brokers	71,000	-
Net cash provided by investing activities	59,960	12,266
Cash flows from financing activities:		
Dividends paid	(130,000)	(100,000)
Net cash used in financing activities	(130,000)	(100,000)
Net decrease in cash	(120,164)	(23,047)
Cash at beginning of year	239,630	262,677
Cash at end of year	119,466	$ 239,630
Supplemental disclosure of cash paid for:		
Interest	$ 517	$ 450
Income taxes	$ 1,530	$ 361

The accompanying notes are an intergral
part of the finanical statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

_____

1. **The Company and Significant Accounting Policies:**

    The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

    The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

    In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

    Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Trade Settlement - Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

    Cash and Cash Equivalents - The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

    Accounts Receivable - The Company's accounts receivable consist of commissions due from our clearing broker/dealer, First Clearing, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk.

Revenue Recognition Polices
Investment Advisory Fees and Commissions - Commission revenue consists of revenue generated through providing commission-based brokerage services to our customers. Investment advisory fees are earned in the months for the service provided. Advisory service fees billed prior to the delivery of the services are accounted for as deferred revenue. This is a reserve set up to pay back any quarterly fees that are to be refunded to the client for non-use of the full quarter.

Concession Receivable/Payable - Concessions receivable consists of an average of 12B-1 fees due over a three month period to the Company from various Mutual Fund Families. The Company's concession receivable as of December 31, 2015 and 2014 was $26,228 and $24,772, respectively. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession payable as of December 31, 2015 and 2014 was $26,228 and $24,772.

Advertising - The Company's policy is to expense advertising costs when incurred.
Advertising expense as of December 31, 2015 and 2014 was $1,816 and $2,103.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements, which range from five to ten years.

Reclassifications - Certain amounts in 2014 have been reclassified to be consistent with amounts presented in 2015. These reclassifications had no effect on net income or retained earnings as previously reported.

2. **Property and Equipment:**

A summary of property and equipment at December 31, 2015 and 2014 is as follows:

	2015	2014
Furniture and equipment	$67,648	$67,648
Leasehold improvements	8,586	8,586
	76,234	76,234
Less accumulated depreciation	75,276	65,051
	$958	$11,183

3. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2015 and 2014, the Company had net capital of $300,201 and $360,017, which was $200,201 and $260,017 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was .57 to 1 and .62 to 1 at December 31, 2015 and 2014, respectively.

4. **Operating Line of Credit:**

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due July 5, 2016. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2015 and 2014.

5. **Profit Sharing Plan:**

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2015 and 2014 were $87,538 and $96,673, respectively.

6. **Lease Commitments:**

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company. The lease agreement is for a term of ten years through March 31, 2018 and provides for minimum monthly rent payments of $10,666. Rent expense was $123,136 and $122,429 for the years ended December 31, 2015 and 2014, respectively.

Future minimum payments under the lease agreement are as follows:

Years ending December 31:

2016	$127,992
2017	127,992
2018	31,998
	$287,982

7. **Federal Income Taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At the end of the year management reviews the Company's income and accrues bonuses in order to minimize taxable income. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2015 and 2014, $0.00 and $0.00 was accrued for the provision for current or deferred federal taxes. The provision for tax expense was $1,530 and $0 at December 31, 2015 and 2014, respectively. The Company has no operating loss carry forward at December 31, 2015 and 2014, respectively.

The Company's effective income tax rate is different than what would be expected if the federal statutory rate were applied to income from continuing operations because of meals and entertainment as well as other expenses deductible for financial reporting purposes that are not deductible for tax purposes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2015 the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

As of December 31, 2015, the tax years that remain subject to examination by the Internal Revenue Service are 2012 through 2015.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

---

8. **Related Party Transactions**

The financial statements of the Company includes a receivable for advances made to an officer. This receivable was paid in full by taking a deduction out of the officer's paycheck during January 2016.

9. **Stock Redemption Agreement:**

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination.

10. **Subsequent Events:**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 22, 2016, the date the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Net capital:

Stockholders' equity:		
Common stock	$ 33,334	
Additional paid-in capital	182,500	
Retained earnings	106,966	
Total stockholders' equity		$ 322,800
Deductions:		
Non-allowable assets:		
Officer receivable	11,040	
Deposit and prepaid expense	600	
DTCC deposit	10,000	
Property and equipment at cost, net of accumulated depreciation	958	
		22,598

Net capital   300,201

Minimum net capital required   100,000

Excess net capital $ 200,201

Aggregate indebtedness:

Accounts payable	$ 15,786	
Other liabilities	26,228	
Accrued profit sharing plan contribution	87,212	
Accrued payroll	38,701	
Payroll and business taxes payable	2,144	
Federal income taxes payable	-	
Total aggregate indebtedness		$170,071

Ratio: Aggregate indebtedness to net capital   .57 to 1

ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2015

Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2015

Net capital: ·

Net capital as reported on FOCUS REPORT $300,201

Net capital as computed on page 12 $300,201

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT $170,071

Aggregated indebtedness as computed on page 12 $170,071

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3.



**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures
on Schedule of Assessment and Payments (Form SIPC-7)**

Board of Directors
Alliant Securities, Inc, Turner, Nord, Kienbaum
Liberty Lake, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the
procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments
(Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,
2015, which were agreed to by Alliant Securities, Inc. Turner, Nord, Kienbaum, and the Securities and
Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and
the other specified parties in evaluating Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance
with the applicable instructions of Form SIPC-7. Alliant Securities, Inc. Turner, Nord, Kienbaum's
management is responsible for Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with those
requirements. This agreed-upon procedures engagement was conducted in accordance with attestation
standards established by the Public Company Accounting Oversight Board (United States). The
sufficiency of these procedures is solely the responsibility of those parties specified in this report.
Consequently, we make no representation regarding the sufficiency of the procedures described below
either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement
records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,
2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31,
2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working
papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related
schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the
expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we
performed additional procedures, other matters might have come to our attention that would have been
reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
February 22, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
· P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
22*22*******3345*****************MIXED AADC 220
023305  FINRA  DEC
ALLIANT SECURITIES INC TURNER
NORD, KIENBAUM
695 N LEGACY RIDGE DR STE 300
LIBERTY LAKE WA 99019-7725
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sally Mann (509) 747-9144

2. A. General Assessment (item 2e from page 2) $ _2,023.18_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_934.65_)

       _____
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _1,088.53_

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _1,088.53_

   H. Overpayment carried forward $(_____)

(handwritten: 1/7/16 CK# 37623)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alliant Securities Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _6_ day of _January_ , 20 _16_ .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

_____

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,577,835

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   1,577,835

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   604,668 (Fully Disc Disclosed)

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   163,897

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   768,565

C Net Operating Revenues $ 809,270

neral Assessment @ .0025 $ 2,023.18

(to page 1, line 2.A.)

2



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Alliant Securities, Inc. Turner, Nord, Kienbaum identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alliant Securities, Inc. Turner, Nord, Kienbaum claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Alliant Securities, Inc. Turner, Nord, Kienbaum stated that Alliant Securities, Inc. Turner, Nord, Kienbaum met the identified exemption provisions throughout the most recent fiscal year without exception. Alliant Securities, Inc. Turner, Nord, Kienbaum's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
February 22, 2016

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions
with and for customers on a fully disclose basis with a clearing broker or dealer, and who
promptly transmits all customer funds and securities to the clearing broker or dealer which
carries all the of the accounts of such customers and maintains and preserves such books
and records pertaining thereto pursuant to the requirements made and kept by a clearing
broker or dealer.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCAHNGE OF 1934

We, as members of management of Alliant Securities Inc. Turner Nord Kienbaum,(Company) are responsible for complying with the requirements of 17 C.F.R. §240.15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31. 2015, and during the period from January 1, 2015, through December 31, 2015. Based on this evaluation we assert that the Company was in
compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the identified exemption provisions throughout the most recent year without exception.

Alliant Securities Inc. Turner Nord Kienbaum

_____   _____1/11/16_____
Michael O'Nord, President   Date

_____   _____1/11/16_____
Paul D Kienbaum, CEO, CFO,CCO   Date

_____   _____1/11/16_____
Sally Mann, Financial Operations Principal   Date

_____   _____1-11-16_____
Jeffrey M.Newton, CCO   Date



ALLIANT SECURITIES, INC.

EST. ▼ 1978

TURNER ♦ NORD ♦ KIENBAUM

Tom L. Turner

Michael O. Nord

Paul D. Kienbaum

February 23, 2016

SEC Headquarters
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: AUDITED FINANCIALS

SEC
Mail Processing
Section

FEB 2 4 2016

Washington DC
409

Dear Sirs:

Enclosed please find two copies of Alliant Securities Audited Financial Statement, Schedule of Assessment of SIPC-7, and Exemption Provisions as of December 31, 2015.

Thank you,

Sincerely,

Sally Mann
Financial Operations Principal

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2015 and 2014